UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51954

DCP Holding Company

(Exact name of registrant as specified in its charter)

100 Crowne Point Place, Sharonville, Ohio (Address of principal executive offices)	45241 (Zip Code)

Registrant’s telephone number, including area code: (513) 554-1100

_______________

Class A Redeemable Common Shares, no par value

Class B Redeemable Common Shares, no par value

Class C Redeemable Common Shares, no par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

[NOT APPLICABLE]

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6c Rule 15d-22(b)	☒ ☐ ☒ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, DCP Holding Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DCP Holding Company
Date: June 27, 2019
/s/ Robert C. Hodgkins, Jr. President and Chief Executive Officer